a2a
energie in comune

RECEIVED

2009 MAY -1 A 5:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

[redacted]

09046002

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

April 27, 2009

AEM SPA

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

P. // Maria Angela Nardone /

Encl.

5/1

Cod. 5986127 - 6.2008

A2A SpA
Sede legale:
Via Lamarmora 230 - 25124 Brescia
tel. 030 35531 - fax 030 3553204

Sede direzionale e amministrativa:
Corso di Porta Vittoria 4 - 20122 Milano
tel. 02 7720.1 - fax 02 7720.3920

Capitale sociale € 1.629.110.744,04 i.v.
Codice Fiscale, Partita IVA 11957540153
Iscrizione Registro Imprese BS 11957540153
Numero REA 493995

info@a2a.eu
www.a2a.eu

a2a
energie in comune

press release

Consiglio di Sorveglianza - il Presidente

SUPERVISORY BOARD APPROVES THE FINANCIAL STATEMENTS AT 31 DECEMBER 2008

Brescia, 27 April 2009 – The Supervisory Board, under the chairmanship of Mr. Renzo Capra, met today and approved the annual accounts of A2A S.p.A., and the consolidated accounts of A2A Group, at 31 December 2008.

The Supervisory Board has also agreed with the proposal of the Management Board to submit to the AGM the distribution of a dividend of Euro 0,097 per share, that will be paid on June 25 (date of coupon detachment 22 June 2009).

As regards outstanding shares, as of 31 March 2009, A2A S.p.A. held 26.917.609 own shares in its portfolio.

A2A S.p.A. informs that, from 28 April 2009, the annual accounts of A2A S.p.A. and the consolidated accounts of A2A Group at 31 December 2008 (approved today by the Supervisory Board Board) will be available at the Headquarters of A2A S.p.A. and Borsa Italiana and on line at www.a2a.eu.

The Report of the Supervisory Board will be available in the same way in due terms.

Per ulteriori informazioni:

COMUNICAZIONE
Biagio LONGO — tel.02/7720.4582
Alfredo GHIROLDI — tel. 030/355.4590

INVESTOR RELATIONS
Renata BONFIGLIO — tel. 02/7720.3879